UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
eCOST.com, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
27922 W 10 7
(CUSIP Number)

Frank F. Khulusi 2555 West 190th Street, Suite 201 Torrance, CA 90504 Phone: (310) 354-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922 W 10 7	Page 2 of 8 pages

13D

1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Frank F. Khulusi
2. Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None
8. Shared Voting Power 1,588,813
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,588,813
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,588,813
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13. Percent of Class Represented by Amount in Row (11) 8.9%**
14. Type of Reporting Person IN

** Based on 17,754,901 shares of the Issuer’s common stock outstanding at November 10, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which was filed with the Commission on November 14, 2005.

CUSIP No. 27922 W 10 7	Page 3 of 8 pages

13D

1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Mona C. Khulusi
2. Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None
8. Shared Voting Power 1,588,813
9. Sole Dispositive Power None
10. Shared Dispositive Power 1,588,813
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,588,813
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13. Percent of Class Represented by Amount in Row (11) 8.9%**
14. Type of Reporting Person IN

** Based on 17,754,901 shares of the Issuer’s common stock outstanding at November 10, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which was filed with the Commission on November 14, 2005.

CUSIP No. 27922 W 10 7	Page 4 of 8 pages

Item 1. Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment”) amends and restates the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 20, 2005 (the “Statement”) by the Reporting Persons (as defined below). The Statement related to shares of the common stock, $0.001 par value per share (the “Shares”), of eCOST.com, Inc., a Delaware corporation (“eCOST.com”), whose principal executive offices are located at 2555 West 190th Street, Suite 106, Torrance, California 90504.

Item 2. Identity and Background

This Amendment amends and restates Item 2 of the Statement in its entirety as follows:

(a)

The persons filing this Statement (the “Reporting Persons”) are Frank F. Khulusi and Mona C. Khulusi, individually and as joint trustees of the Khulusi Revocable Family Trust dated November 3, 1993 (the “Trust”).

(b)	The principal business address for the Reporting Persons is 2555 West 190th Street, Suite 201, Torrance, California 90504.
(c)

Frank F. Khulusi is President, Chief Executive Officer and Chairman of the Board of Directors of PC Mall, Inc. (“PC Mall”). Mona C. Khulusi is a homemaker. The business address of PC Mall is 2555 West 190th Street, Suite 201, Torrance, California 90504.

(d)(e)

None of the Reporting Persons (i) during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
This Amendment amends and restates Item 3 of the Statement in its entirety as follows:

On April 11, 2005, the Trust acquired an aggregate of 1,988,813 shares of eCOST.com common stock in connection with the pro rata distribution of the shares of eCOST.com common stock held by PC Mall to the stockholders of PC Mall (the “Distribution”). The options to purchase eCOST.com common stock reflected in this Statement were granted in connection with the Distribution to preserve the intrinsic economic value of outstanding options to purchase the common stock of PC Mall. Mr. Khulusi paid no funds or other consideration for such options.

On January 25, 2006, the Trust made a gift of 400,000 shares of eCOST.com common stock to the Tanya Isabelle Khulusi Irrevocable Trust, of which the Reporting Persons are neither trustees nor beneficiaries. On January 25 and 26, 2006, Mr. Khulusi exercised options to purchase an aggregate of 482,840 shares of eCOST.com common stock and sold all of the shares issued upon exercise in the open market at prices ranging from $1.27 to $1.45 per share. In addition, as described in Item 4 below, all remaining unexercised options to purchase eCOST.com common stock held by Mr. Khulusi terminated upon completion of the Merger on February 1, 2006.

CUSIP No. 27922 W 10 7	Page 5 of 8 pages

Item 4.	Purpose of Transaction
This Amendment amends Item 4 of the Statement as follows:

The Statement was initially filed solely as a result of the Reporting Persons entering into a voting agreement (the “Voting Agreement”) with PFSweb, Inc. (“PFSweb”) and Red Dog Acquisition Corp. (“Merger Sub”) in connection with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) among eCOST.com, PFSweb and Merger Sub. The Reporting Persons acquired and have held the Shares as “passive investors” under Rule 13d-1(c) for investment; however, as a result of the execution of the Voting Agreement (which is described below), the Reporting Persons may be deemed to hold the Shares with a purpose or effect of changing or influencing control of eCOST.com. Other than the execution of the Voting Agreement and the matters contemplated thereby, the Reporting Persons have no present plans or proposals relating to or which would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

On November 29, 2005, eCOST.com, PFSweb and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into eCOST.com with eCOST.com as the surviving corporation (the “Merger”). On November 29, 2005, the Reporting Persons entered into the Voting Agreement with PFSweb and Merger Sub described in the Statement filed by the Reporting Persons on December 20, 2005.

Special meetings of eCOST.com stockholders and PFSweb stockholders were held on January 23, 2006 and January 24, 2006, respectively, to vote on the Merger. eCOST.com announced that its stockholders approved the Merger on January 23, 2006, and PFSweb announced that its stockholders approved the Merger on January 24, 2006. PFSweb announced that the Merger was consummated on February 1, 2006. In connection with the Merger, eCOST.com became a wholly-owned subsidiary of PFSweb and each share of eCOST.com common stock issued and outstanding immediately prior to the effective time was converted into the right to receive one share of the common stock of PFSweb.

Pursuant to the terms of the Merger Agreement, each option to purchase eCOST.com common stock outstanding at the effective time of the Merger was terminated. Accordingly, all remaining options to purchase eCOST.com common stock held by Mr. Khulusi at the effective time of the Merger terminated in accordance with the terms of the Merger Agreement. In addition, upon completion of the Merger, the Voting Agreement terminated in accordance with its terms.

References to and descriptions of the Voting Agreement in this Item 4 are qualified in their entirety by the Voting Agreement, which was filed as an exhibit to the Statement filed by the Reporting Persons on December 20, 2005 and which is incorporated herein in its entirety where such reference and description appears.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Statement in its entirety as follows:

(a)-(b)

Each of Frank and Mona Khulusi is deemed to beneficially own an aggregate of 1,588,813 shares of eCOST.com common stock (which consists of the 1,588,813 shares held by the Trust), representing approximately 8.9% of the outstanding shares of eCOST.com common stock (based on the number of shares of eCOST.com common stock outstanding as of November 10, 2005 as reported in eCOST.com’s Form 10-Q for the quarterly period ended September 30, 2005). Of such shares, each of Frank and Mona Khulusi (i) does not have sole voting or dispositive power with respect to any shares of eCOST.com common stock, and (ii) shares voting and dispositive power as to the 1,588,813 shares held by the Trust.

CUSIP No. 27922 W 10 7	Page 6 of 8 pages

(c)

The information set forth in Item 3 hereof is incorporated herein by reference. Other than the transactions described in Item 3 hereof, the Reporting Persons have not effected any transactions involving shares of eCOST.com common stock during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Statement in its entirety as follows:

Voting Agreement with PFSweb. The information set forth, or incorporated by reference, in Item 4 of this Amendment is hereby incorporated by this reference in this Item 6.

Registration Rights Agreement. Frank Khulusi is a party to a Registration Rights Agreement dated as of September 1, 2004 with eCOST.com (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, eCOST.com granted Mr. Khulusi the right, in certain circumstances, to require registration of shares of eCOST.com common stock that are held by Mr. Khulusi. Mr. Khulusi may request two demand registrations under the Securities Act of all or any portion of eCOST.com common stock shares covered by the Registration Rights Agreement. eCOST.com has the right to postpone the filing or effectiveness of any demand registration in certain instances. Mr. Khulusi has the right to include his shares of eCOST.com common stock in certain offerings by eCOST.com. Mr. Khulusi is responsible for all of the costs and expenses associated with any demand registration, except that eCOST.com is responsible for up to $200,000 of the first, and up to $100,000 of the second, demand registration. eCOST.com is responsible for all of the costs and expenses for any piggyback registration, excluding costs and expenses for underwriting discounts, selling commissions and transfer taxes applicable to the sale of the securities and any legal fees and expenses of counsel or other advisers of Mr. Khulusi, which are the responsibility of Mr. Khulusi.

On November 29, 2005, Mr. Khulusi and eCOST.com entered into an agreement pursuant to which the Registration Rights Agreement would terminate upon the issuance by PFSweb to or for the benefit of Mr. Khulusi of unrestricted shares of PFSweb common stock at the effective time of the Merger. In addition, Mr. Khulusi agreed not to exercise any registration rights granted under the Registration Rights Agreement, or modify or amend the Registration Rights Agreement, prior to the earlier of the completion of the Merger or the termination of the Merger Agreement.

Other than the Voting Agreement, the Registration Right Agreement and termination thereof, and the agreement establishing the Trust, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of eCOST.com, including, but not limited to transfer or voting of any of the class of securities reported herein, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 27922 W 10 7	Page 7 of 8 pages

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Statement in its entirety as follows:

The following documents are filed as exhibits hereto:

Exhibit No.	Description
99.1	Joint Filing Agreement of the signatories to this Statement (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by the signatories to this Statement on December 20, 2005)
99.2

Voting Agreement, dated November 29, 2005, by and among the Reporting Persons, PFSweb, Inc. and Red Dog Acquisition Corp. (incorporated by reference to Annex B of the Registration Statement on Form S-4 (No. 333-130062) filed by PFSweb, Inc. on December 1, 2005)

CUSIP No. 27922 W 10 7	Page 8 of 8 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2006

/s/ Frank F. Khulusi

Frank F. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

/s/ Mona C. Khulusi

Mona C. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement of the signatories to this Statement (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by the signatories to this Statement on December 20, 2005)
99.2

Voting Agreement, dated November 29, 2005, by and among the Reporting Persons, PFSweb, Inc. and Red Dog Acquisition Corp. (incorporated by reference to Annex B of the Registration Statement on Form S-4 (No. 333-130062) filed by PFSweb, Inc. on December 1, 2005)